                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  Schedule 13D
                                  ------------

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)


                              Halifax Corporation
                                (Name of Issuer)


                         Common Stock, $0.24 Par Value
                         -----------------------------
                         (Title of Class of Securities)


                                  405805 10 2
                                  -----------
                                 (CUSIP Number)


                                 John H. Grover
                      c/o Research Industries Incorporated
                             123 North Pitt Street
                          Alexandria, Virginia  22314
                                  703/548-3667
                                  ------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 21, 1997
                                ---------------
            (Date of Event which Requires Filing of this Statement)


                         (Continues on following pages)





                               Page 1 of 4 Pages

                                  SCHEDULE 13D

CUSIP No. 405805 10 2
          -----------

         1)      Names of Reporting Persons S. S. or I.R.S.
                 Identification Nos. of Above Persons.

                 Research Industries Incorporated, I.R.S. Number 54-0836818 Arch C. Scurlock, S. S. Number ###-##-####

         2)      Check the Appropriate Box if a Member of a Group:

                 (a)
                          ---------------
                 (b)
                          ---------------

                 Not applicable; this is a joint filing pursuant to Rule 13d-1(f)(1).

         3)      SEC Use Only.
                                ---------------------------------------------

         4)      Source of Funds.

                 00.
                 --

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                 Not applicable.

         6)      Citizenship or Place of Organization.

                 Research Industries Incorporated - Virginia
                 Arch C. Scurlock - U.S.A.

Number of                   7)    Sole Voting Power  640,000
Shares Bene-                                         -------
  ficially                  8)    Shared Voting Power   0
Owned by                                              ---
Each Re-                    9)    Sole Dispositive Power  640,000
  porting                                                 -------
Person                     10)    Shares Dispositive Power    0
                                                            ---
         11)     Aggregate Amount Beneficially Owned by Each Reporting Person.

                 640,000
                 -------

                               Page 2 of 4 Pages

         12)     Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares.

                 Not applicable.

         13)     Percent of Class Represented by Amount in Row 11.    31.94
                                                                      -----
         14)     Type of Reporting Person.

                 Research Industries Incorporated - CO, IV (Private; not registered under the Investment Company Act of 1940) Scurlock
                 - IN

         The original Schedule 13D; Amendment No. 1 dated October 19, 1984; Amendment No. 2 dated July 22, 1985; Amendment No. 3 dated October 29, 1993; and Amendment No. 4 dated November 2, 1993, filed jointly by Research Industries Incorporated and Arch C. Scurlock, relating to the Common Stock, $0.35 Par Value, of Halifax Corporation are hereby incorporated by reference inasmuch as there has been no change in the disclosure information contained therein other than as set forth below.

Item 3.  Identity and Background

         In addition to those individuals previously identified as directors of the reporting person, the following named individual is now a director.

                 Name                              Business Address
                 ----                              ----------------

                 Mary Scurlock Adamson             921 SW Morrison, Suite 531
                                                   Portland, Oregon  97205

         Ms. Adamson is an attorney, engaged as policy analyst for the Pacific Rivers Council.

Item 5.  Interest in Securities of the Issuer.

         (a) Research Industries is the beneficial owner of 638,500 shares of Halifax Corporation common stock and Dr. Scurlock individually is the beneficial owner of 1,500 shares of Halifax Corporation common stock, which together represent 31.94 percent of the class of securities based on the number of shares thereof issued and outstanding as of August 8, 1997.





                               Page 3 of 4 Pages

         (b) Research Industries and Dr. Scurlock may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 640,000 shares of Halifax Corporation common stock.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Agreement between Research Industries and Dr. Scurlock relating to the filing of joint acquisition statements as required by Rule 13d-1(f).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                           RESEARCH INDUSTRIES INCORPORATED



Dated:  August 25, 1997                    By:  /s/  Arch C. Scurlock
                                                -------------------------------
                                                Arch C. Scurlock, President



Dated:  August 25, 1997                          /s/  Arch C. Scurlock
                                           ------------------------------------
                                           Arch C. Scurlock





                               Page 4 of 4 Pages

                                                                    Schedule 13D
                                                                       EXHIBIT A



Research Industries Incorporated
123 North Pitt Street
Alexandria, Virginia  22314

Dr. Arch C. Scurlock
123 North Pitt Street
Alexandria, Virginia  22314

         On August 21, 1997 Research Industries Incorporated bought 2,600 shares of the common stock of Halifax Corporation which event when added to previous transactions resulted in a material increase in its ownership of Halifax Corporation. As a result of this event, Research Industries Incorporated is required to file an amended Schedule 13D under the Securities Exchange Act of 1934 with respect thereto. Dr. Arch C. Scurlock owns 95 percent of the issued and outstanding stock of Research Industries Incorporated and therefore may be deemed to be the indirect beneficial owner of such shares and also required to file such schedule.

         The parties hereto desire to file a joint statement with respect thereto in accordance with the terms of Rule 13d(f)(1) under the Act. The purpose of this instrument is to acknowledge the agreement of the undersigned parties that the Schedule 13D (Amendment No. 5) to which this instrument is appended as Exhibit A is filed on behalf of each of them.


                                  RESEARCH INDUSTRIES INCORPORATED



Dated:  August 25, 1997           By:     /s/  Arch C. Scurlock
                                       ---------------------------------------
                                        Arch C. Scurlock, President



Dated:  August 25, 1997                  /s/  Arch C. Scurlock
                                  --------------------------------------------
                                  Arch C. Scurlock



bme

                                                     ----------------------
                                                         OMB APPROVAL
                                                     OMB 3235-0145
                                                     Expires Oct 31, 1985
                                                     ----------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.__)*


                          HALIFAX ENGINEERING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 405805 10 2
                           -----------------------
                                (CUSIP Number)

                        John H. Grover, Vice President
                       Research Industries Incorporated
              123 North Pitt Street, Alexandria, Virginia  22314
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person  703/548-3667
              Authorized to Receive Notices and Communications)


                               October 10, 1984
                           -----------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                              Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP NO.  405805 10 2                                        Page 2 of 7 Pages
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Research Industries Incorporated            54-0836818

    Arch C. Scurlock       ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    Not applicable; this is a joint filing pursuant to                   (a) [ ]
    Rule 13d-1(f)(1)                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       BK
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    Not applicable
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Research Industries - Virginia
    Scurlock - U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF         Research Industries - 371,302
                    Scurlock - 371,302
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                        ---
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         Research Industries - 371,302
                    Scurlock - 371,302
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        ---
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Research Industries - 371,302
     Scurlock - 371,302
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

     Not applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.2 (Based on shares outstanding as of October 10, 1984)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     Research Industries - CO, IV (Private; note registered under the Investment
     Scurlock - IN                  Company Act of 1940)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D
Research Industries Incorporated/
  Arch C. Scurlock
Page 3 of 7 pages

Item 1.  Security and Issuer.

        This statement is filed in relation to the common stock of Halifax Engineering, Inc. ("HEI"), whose principal executive offices are located at 5250 Cherokee Avenue, Alexandria, Virginia 22312.


Item 2.  Identity and Background.

        Prior to October 10, 1984, Research Industries Incorporated ("Research Industries") was the beneficial owner of 180,000 shares of HEI common stock (approximately 15 percent thereof). Pursuant to the terms of an Agreement to Purchase between Research Industries and the president of HEI, Charles A. Webb, Jr., Research Industries purchased as of October 10, 1984, an additional
191,302 shares of HEI common stock. As a result, Research Industries is the beneficial owner of 371,302 shares of HEI common stock. See Exhibit A hereto. Dr. Arch C. Scurlock is the 95 percent shareholder of Research Industries and as such, may be deemed to be the indirect beneficial owner of such shares. As a result, this statement is filed jointly by Research Industries and Dr. Scurlock pursuant to Rule 13d-1(f)(1). See Exhibit B hereto.

The following information is provided with respect to the identity and background of the reporting persons:

name:                           Research Industries Incorporated
state of organization:          Virginia
principal business:             investments
address of principal
 business and principal
 office:                        123 North Pitt Street
                                Alexandria, Virginia 22314

Schedule 13D
Research Industries Incorporated/
  Arch C. Scurlock
Page 4 of 7 pages



directors:
    Name                                Business Address
    ----                                ----------------
Arch C. Scurlock                        123 North Pitt Street
                                        Alexandria, Virginia 22314

John J. Grover                          123 North Pitt Street
                                        Alexandria, Virginia 22314

Henry St. John FitzGerald               2300 Ninth Street South
                                        Arlington, Virginia 22204

Arch C. Scurlock, Jr.                   5390 Cherokee Avenue
                                        Alexandria, Virginia 22312

Ernest L. Ruffner                       510 King Street
                                        Alexandria, Virginia 22314

executive officers:
    Name                                Office
    ----                                ------
Arch C. Scurlock                        President
John H. Grover                          Vice President and Treasurer
Henry St. John FitzGerald               Secretary

In addition to his duties as President of Research Industries, Dr. Scurlock is Chairman of the Board of TransTechnology Corporation, a manufacturer of products for the aerospace-defense industry and for the textile industry. TransTechnology, whose stock is traded on the American Stock Exchange, is located at 15233 Ventura Boulevard, Sherman Oaks, California 91403. Research Industries is a __ percent owner of TransTechnology.

Mr. Grover's present principal employment is that of Vice President and Treasurer of Research Industries. In addition, he is a director of TransTechnology.

Mr. FitzGerald is an attorney, engaged in the practice of law as a member of the firm of Tolbert, Smith, FitzGerald & Ramsey, located at 2300 Ninth Street South, Arlington, Virginia 22204.

Mr. Arch C. Scurlock, Jr. is a chemical engineer employed by Atlantic Research Corporation, a company engaged in research, development and manufacturing of technical products associated with communications and the defense industry.

Mr. Ruffner is an attorney, engaged in the practice of law as a member of the firm of Treese and Ruffner.

Schedule 13D
Research Industries Incorporated/
  Arch C. Scurlock
Page 5 of 7 pages



Dr. Scurlock, Mr. Grover, Mr. FitzGerald, Mr. Arch C. Scurlock, Jr. and Mr. Ruffner are each a U. S. citizen.

During the last five years, neither Research Industries nor Dr. Scurlock nor, to the best of their knowledge, Mr. Grover, Mr. FitzGerald, Mr. Scurlock, Jr. or Mr. Ruffner has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

        Research Industries borrowed $500,000 from United Virginia Bank/National to purchase the HEI stock pursuant to the Agreement to Purchase described in Item 2 above. The loan was made in the ordinary course of business pursuant to previously established lines of credit with the Bank. It is evidenced by a note payable to the Bank. Research Industries' lines of credit with the Bank are collateralized by securities owned by it, other than its HEI stock, none of which serves as collateral for a loan. See Exhibit C hereto. The balance of the consideration is in the form of promissory notes to the Seller as described in paragraph 1.B. of the Agreement to Purchase.


Item 4. Purpose of Transaction

        The purpose of the acquisition of HEI stock reported herein was investment, and neither Research Industries nor Dr. Scurlock nor, to the best of their knowledge, Mr. Grover, Mr. FitzGerald, Mr. Scurlock, Jr. or Mr. Ruffner have any present plans or proposals which relate to or would result in:

        (a)   the additional acquisition or disposition of HEI securities;

        (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of HEI;

Schedule 13D
Research Industries Incorporated/
  Arch C. Scurlock
Page 6 of 7 pages



        (c)   a sale or transfer of a material amount of the assets of HEI;

        (d) any material change in the present capitalization or dividend policy of HEI;

        (e) any other material change in HEI's business or corporate structure, including but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (f) changes in HEI's charter or bylaws or other actions which may impede the acquisition of control of HEI by any person;

        (g) a class of HEI equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (h) any action similar to any of those enumerated above; however, the reporting person reserves the right to take such actions in the future should circumstances warrant.


Item 5. Interest in Securities of the Issuer.

        (a) Research Industries is the beneficial owner of 371,302 shares of HEI common stock, which represents 31.2 percent of that class of securities based on the number of shares thereof issued and outstanding as of October 10, 1984. Dr. Scurlock owns 95 percent of the issued and outstanding shares of Research Industries. As a result, he may be deemed to be the indirect beneficial owner of the HEI stock owned by Research Industries. To the best of the knowledge of Research Industries and Dr. Scurlock, neither Mr. Grover, Mr. FitzGerald, Mr. Scurlock, Jr. nor Mr. Ruffner own any shares, directly or indirectly, of HEI.

        (b) Research Industries and Dr. Scurlock may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 371,302 shares of HEI common stock.

Schedule 13D
Research Industries Incorporated/
  Arch C. Scurlock
Page 7 of 7 pages



        (c) Neither Research Industries nor Dr. Scurlock nor, to the best of their knowledge, any other officer or director of Research Industries, has entered into any transaction involving HEI common stock during the past sixty
(60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Other than the loan described in Item 3 above, the Agreement attached as Exhibit A, and the officer, director and shareholder relationships described in Item 2 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of HEI.


Item 7. Material to be Filed as Exhibits.

        Exhibit A - Agreement to Purchase dated October 10, 1984 between Research Industries Incorporated and Charles A. Webb, Jr.

        Exhibit B - Agreement between Research Industries and Dr. Scurlock relating to the filing of joint acquisition statements as required by Rule 13d-l(f).

        Exhibit C - Documents evidencing the loan made to purchase the HEI stock and referred to in Item 3 above.


                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    RESEARCH INDUSTRIES INCORPORATED

                                    By   /s/ ARCH C. SCURLOCK
                                      ------------------------------------
                                      Arch C. Scurlock, President
Dated:  October 19, 1984


                                         /s/ ARCH C. SCURLOCK
                                    --------------------------------------
                                     Arch C. Scurlock
Dated:  October 19, 1984